Exhibit 99.1
Medigus Receives First Purchase Order From The Johns Hopkins
Hospital for Its MUSETM System

World renowned healthcare institution purchases its first MUSE console and device to offer
GERD patients a minimally-invasive treatment option

OMER, Israel, July 27, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that Johns Hopkins Hospital, an integrated global health enterprise and one of the leading health care systems in the United States, has provided an initial purchase order (PO) for the MUSE™ system. The PO covers the cost of a MUSE system console and endoscopic device, which will be available for use on eligible patients suffering from GERD.

The Medigus Ultrasonic Surgical Endostapler, or MUSE system, is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device is equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD).

“We thank Johns Hopkins for its recognition of our technology as a minimally-invasive modality that addresses the widening gap in GERD treatment between drug therapy and invasive surgery,” said Chris Rowland, CEO of Medigus. “GERD is a pervasive disorder that has the potential to worsen into more severe conditions if not properly addressed at the early stages. We are proud to have this interventional endoscopic treatment be available to Baltimore area patients.”

According to experts, 60 percent of the American adult population will experience some type of GERD within year and 20 to 30 percent will have weekly symptoms.1 GERD, the medical term for acid reflux, occurs when the base of the lower esophageal sphincter doesn’t properly close after swallowing, which allows acids to back up (or reflux) into the esophagus, causing discomfort. Though patients may experience symptom relief through acid-reducing medications called Proton Pump Inhibitors (PPIs), these do not treat the anatomical source of GERD, leaving opportunity for the disease to progress to a more severe condition, including esophageal cancer.

To learn how MUSE works or to find a physician near you who offers this treatment, please visit www.refluxhelp.com.

About GERD
Gastroesophageal reflux disease (GERD) occurs when the lower esophageal sphincter spontaneously opens or does not properly close after use, allowing stomach acids to rise (or reflux) into the esophagus, which causes heartburn, irritation and potentially other discomforts. GERD affects approximately 81 million Americans each year, 8.6 million of whom experience severe symptoms.i While some patients can attain symptom relief through the use of proton pump inhibitors, or PPIs, (acid reducing medications), there is growing concern around the prolonged use of PPIs, including increased risk of renal failureii, dementiaiii, bone fracture and interference with the adsorption of essential vitamins and minerals.iv A persistent state of untreated GERD may lead to Barrett’s esophagus, a precancerous condition which can progress to esophageal cancer. Patients who suffer from persistent GERD are seven times more likely to develop esophageal cancer.ii

1 http://www.healthline.com/health/gerd/statistics#1
i Rubenstein JH & Taylor JB. (2010). Meta-analysis: the association of oesophageal adenocarcinoma with symptoms of gastro-oesophageal reflux. Alimentary Pharmacology & Therapeutics,32(10):1222-7. doi: 10.1111/j.1365-2036.2010.04471.x. Epub 2010 Sep 23.
ii Lazarus, B., Chen, Y., Wilson, F. P., Sang, Y., Chang, A. R., Coresh, J., & Grams, M. E. (2016). Proton Pump Inhibitor Use and the Risk of Chronic Kidney Disease.JAMA Internal Medicine JAMA Intern Med, 176(2). doi:10.1001/jamainternmed.2015.7193
iii Gomm, W., Holt, K. V., Thomé, F., Broich, K., Maier, W., Fink, A., . . . Haenisch, B. (2016). Association of Proton Pump Inhibitors With Risk of Dementia. JAMA Neurology JAMA Neurol, 73(4), 410. doi:10.1001/jamaneurol.2015.4791
iv Tetsuhide Ito, MD, PhD & Robert T. Jensen, MD (2010). Association of Long-term Proton Pump Inhibitor Therapy with Bone Fractures and effects on Absorption of Calcium, Vitamin B12, Iron, and Magnesium. Current Gastroenterology Reports, 12(6): 448–457. doi:  10.1007/s11894-010-0141-0

About The MUSE™ System
The MUSE™ system is a flexible transoral stapler that enables a minimally-invasive procedure for the long-term treatment of GERD. The device is fully integrated with latest technological advancements in microvisualization, ultrasound and surgical stapling, which allows a single physician or surgeon to perform anterior partial fundoplication more easily than with leading laparoscopic methods. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder, and includes a handle with controls, an 80 cm flexible shaft, a 5 cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a new, rounded distal tip for easier insertion. The MUSE system is FDA cleared and CE marked for the treatment of GERD and is reimbursable in the U.S. under Current Procedural Terminology (CPT®) code 43210 for Esophagogastric Fundoplasty Trans-Orifice Approach. CPT codes are descriptive terms physicians use for reporting all medical, surgical, and diagnostic services and procedures; Category I codes are most frequently used by healthcare providers when reporting a significant portion of their services. MUSE also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
 Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il